

Pete Rawlins · 2nd

COO

Fair Haven, New Jersey, United States · Contact info

500+ connections

SportBLX

State University of New York College at Brockport

Experience

Trading and Operations
SportBLX · Full-time
Jan 2019 – Present · 3 yrs
Greater New York City Area

Managing Director
Clinton Group
1995 – Jan 2020 · 25 yrs
Greater New York City Area

Education

State University of New York College at Brockport
Bachelor of Science - BS, Finance
1991 – 1995
Activities and Societies: Lacrosse

Freeport High School
1991
Activities and Societies: Lacrosse, Hockey